Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215272

COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 3 DATED DECEMBER 18, 2018
TO THE PROSPECTUS DATED AUGUST 13, 2018

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated August 13, 2018, supplement no. 1 dated October 10, 2018 and supplement no. 2 dated November 19, 2018. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Communities O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose an update to the status of the offering.

Status of the Offering
We commenced this offering of $750.0 million of shares of common stock on August 13, 2018. As of December 18, 2018, we had received gross offering proceeds of approximately $2.7 million, which is sufficient to satisfy the minimum offering amount in all states where we are conducting this offering except Kansas, Ohio, Pennsylvania, and Washington. Accordingly, we have broken escrow with respect to subscriptions received from all states where we are conducting this offering except Kansas, Ohio, Pennsylvania and Washington, which have minimum offering amounts of $10.0 million, $33.75 million, $33.75 million, and $20.0 million, respectively.